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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.


  The following advertisement was placed by Northrop Grumman on April 15, 2002.
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     A registration statement relating to the securities proposed to be issued in the Offer has been filed with the Securities and Exchange Commission (Registration No. 333-83672) but has not yet become effective. Such securities may not be issued nor may offers to receive such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to sell nor the solicitation of an offer to buy such securities nor shall there be any sale thereof in any state in which such offer, solicitation or sale, or the timing thereof, would be unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Northrop Grumman by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   Notice of Amended Offer to Exchange Each Outstanding Share of Common Stock

                                       of

                                    TRW Inc.

                                       for

     Shares of Common Stock of Northrop Grumman Corporation valued at $53.00

                                       and

              Each Outstanding Share of Serial Preference Stock II

                                       of

                                    TRW Inc.

                                       for

     Shares of Common Stock of Northrop Grumman Corporation valued at $53.00 multiplied by the then-effective conversion rate of the applicable Series of Serial Preference Stock II, in each case subject to the procedures and limitations described in the Offer to Exchange and the related Letters of Transmittal by

                          Northrop Grumman Corporation

     Each Common Share may be exchanged for a number of shares of Northrop Grumman common stock equal to $53.00 per Common Share divided by the average of the closing sale prices of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer (the "Exchange Ratio"), but in no event will the Exchange Ratio be more than 0.4690 ($53.00/$113.00) or less than 0.4309 ($53.00/$123.00). Each Series 1 Share and each Series 3 Share of Serial Preference Stock II may be exchanged for a number of shares of Northrop Grumman common stock equal to the then-effective conversion rate for such preferred shares multiplied by the Exchange Ratio. TRW has reported that as of March 28, 2002, the conversion rate for the Series 1 Shares was 8.8 Common Shares for each Series 1 Share, and the conversion rate for the Series 3 Shares was 7.448 Common Shares for each Series 3 Share. The Offer is made upon the terms and subject to the conditions set forth in the Offer to Exchange, dated March 4, 2002 (as from time to time amended, the "Offer to Exchange") and in the related Letters of Transmittal (the terms and conditions set forth in the Offer to Exchange and the Letters of Transmittal, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Holders of Shares will not receive any fractional shares of Northrop Grumman common stock. Instead, they will receive cash in an amount equal to the value of the fractional Northrop Grumman shares they otherwise would have been entitled to receive. As used herein, the term "Common Shares" refers to shares of common stock of TRW, $0.625 par value per share, the term "Series 1 Shares" refers to shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 of TRW, no par value per share, the term "Series 3 Shares" refers to shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 of TRW, no par value per share, and the term "Shares" refers to Common Shares, Series 1 Shares and Series 3 Shares, collectively. In order to permit Northrop Grumman to disseminate the Offer to Exchange, Northrop Grumman has requested a list of TRW's shareholders of record and security position listings.

     If TRW shareholders of record tender Shares, they will not be obligated to pay any charges or expenses of EquiServe Trust Company (the "Exchange Agent") or any brokerage commissions. Except as set forth in the instructions to the Letters of Transmittal, transfer taxes on the exchange of Shares pursuant to the Offer to Exchange will be paid by Northrop Grumman or on its behalf.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 3, 2002, UNLESS THE OFFER IS EXTENDED.

     The purpose of the Offer is for Northrop Grumman to acquire control of, and ultimately the entire equity interest in, TRW. Northrop Grumman intends promptly after the completion of the Offer to seek to have TRW complete a merger with Northrop Grumman or a wholly-owned subsidiary of Northrop Grumman in which each outstanding share of capital stock of TRW (except for treasury shares of TRW and Shares beneficially owned directly or indirectly by Northrop Grumman for its own account) would be converted into the right to receive shares of Northrop Grumman common stock based on the same exchange ratio as provided in the Offer to Exchange, subject to dissenters' rights under Ohio law.

     The rights of Northrop Grumman stockholders differ in certain material respects from the rights of TRW shareholders as described in the Offer to Exchange. Among other things, the rights of TRW shareholders are governed by Ohio corporate law and the rights of Northrop Grumman stockholders are governed by Delaware corporate law.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THE COMPLETION OF A DUE DILIGENCE INVESTIGATION OF NON-PUBLIC INFORMATION CONCERNING TRW BY NORTHROP GRUMMAN WITH RESULTS REASONABLY SATISFACTORY TO NORTHROP GRUMMAN, (2) THE TENDER OF ENOUGH SHARES SO THAT, AFTER THE COMPLETION OF THE OFFER, NORTHROP GRUMMAN OWNS A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THAT NORTHROP GRUMMAN BENEFICIALLY OWNS FOR ITS OWN ACCOUNT, CONSTITUTES A MAJORITY OF THE TOTAL OUTSTANDING COMMON SHARES ON A FULLY DILUTED BASIS, (3) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENT ACT OF 1976, AS AMENDED, COUNCIL REGULATION (EEC) NO. 4064/89 OF THE COUNCIL OF THE EUROPEAN UNION AND ANY OTHER APPLICABLE SIMILAR FOREIGN LAWS OR REGULATIONS, (4) THE REQUISITE APPROVAL OF TRW'S SHAREHOLDERS UNDER THE OHIO CONTROL SHARE ACQUISITION LAW OR NORTHROP GRUMMAN BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT SUCH LAW IS INAPPLICABLE OR INVALID,
(5) THE APPROVAL OF THE ISSUANCE OF SHARES OF NORTHROP GRUMMAN COMMON STOCK PURSUANT TO THE OFFER TO EXCHANGE AND THE PROPOSED MERGER BY THE STOCKHOLDERS OF NORTHROP GRUMMAN, (6) TRW NOT HAVING ENTERED INTO OR EFFECTUATED ANY OTHER AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING NORTHROP GRUMMAN'S ABILITY TO ACQUIRE TRW OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO NORTHROP GRUMMAN OF THE ACQUISITION OF TRW AND (7) THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, RELATING TO THE SECURITIES TO BE ISSUED IN THE OFFER, HAVING BECOME EFFECTIVE. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS DESCRIBED IN THE OFFER TO EXCHANGE AND THE RELATED LETTERS OF TRANSMITTAL.

     Tenders of Shares pursuant to the Offer will only become effective, and Northrop Grumman shall have the right to acquire tendered Shares, only at such time as Section 1704 of Title 17 of the Ohio Revised Code shall not prohibit or delay the contemplated merger. No tender of Shares shall be effective, and Northrop Grumman shall have no right to acquire tendered Shares, prior to such time.

     For purposes of the Offer, Northrop Grumman will be deemed to have accepted for exchange Shares validly tendered and not withdrawn if and when Northrop Grumman notifies the Exchange Agent of Northrop Grumman's acceptance for exchange of those Shares pursuant to the Offer. The Exchange Agent will act as agent for tendering shareholders for the purpose of receiving Northrop Grumman common stock (including cash to be paid in lieu of fractional shares of Northrop Grumman common stock) and transmitting the stock and any such cash to shareholders. Pursuant to the Offer, the Exchange Agent will deliver shares of Northrop Grumman common stock and cash to be paid in lieu of fractional shares of Northrop Grumman common stock in exchange for Shares as soon as practicable after receipt of such notice from Northrop Grumman. Upon the terms and subject to the conditions of the Offer, the exchange of Shares accepted for exchange pursuant to the Offer will be made by deposit of certificates representing shares of Northrop Grumman common stock exchangeable therefor (or cash payable in lieu of fractional shares) with the Exchange Agent. In all cases, delivery of certificates representing shares of Northrop Grumman common stock (and cash paid in lieu of fractional shares) issued pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing the Shares or a Book-Entry Confirmation (as defined in the Offer to Exchange) with respect to such Shares, (ii) a duly executed Letter of Transmittal to tender Shares or an agent's message in connection with a book-entry transfer and (iii) any other documents or instruments required by such Letter of Transmittal.

     Under no circumstances will any interest be paid to TRW shareholders on cash amounts payable in lieu of fractional shares, regardless of any extension of the offer or any delay in making such payment.

     The Offer and the proposed subsequent merger are expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code provided that certain factual assumptions are satisfied. If the transactions so qualify, holders of Shares generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Shares for Northrop Grumman common stock in the Offer and the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Northrop Grumman common stock.

     Subject to the applicable rules and regulations of the Securities and Exchange Commission and other applicable law, Northrop Grumman expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer remains open by giving oral or written notice of such extension to the Exchange Agent. Any such extension will be followed as promptly as practicable with a public announcement thereof not later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw tendered Shares.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Following the expiration of the Offer, such tenders are irrevocable, except that tendered Shares may be withdrawn at any time after Friday, May 3, 2002, unless accepted for payment prior to such date as provided in the Offer to Exchange.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal containing the information and satisfying the requirements set forth in the Offer to Exchange must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of the Offer to Exchange. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution that is a participant in the Securities Transfer Agents Medallion Program (an "Eligible Institution") unless such Shares have been tendered for the account of any Eligible Institution. Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, shareholders may re-tender withdrawn Shares prior to the expiration date by following the procedures discussed in the Offer. Northrop Grumman will decide all questions as to the form and validity of any notice of withdrawal in its sole and absolute discretion.

     Northrop Grumman may elect to provide a subsequent offering period of up to 20 business days after the acceptance of Shares pursuant to the Offer if the requirements under Rule 14d-11 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), have been met. Shareholders will not have the right to withdraw Shares tendered in the subsequent offering period, if any.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Exchange and is incorporated herein by this reference.

     The Offer to Exchange, the related Letters of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list for the Shares or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Shareholders to be held on April 24, 2002.

     THE OFFER TO EXCHANGE, THE RELATED LETTERS OF TRANSMITTAL AND NORTHROP GRUMMAN'S PROXY MATERIALS FOR THE SPECIAL MEETING AND 2002 ANNUAL MEETING OF TRW SHAREHOLDERS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER OR VOTING AT SUCH MEETINGS. SUCH DOCUMENTS MAY BE EXAMINED AT THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may request additional copies of the Offer to Exchange, the related Letters of Transmittal and other tender offer materials from the Information Agent, the Dealer Manager or their broker, dealer, commercial bank or trust company. Such additional copies will be furnished at Northrop Grumman's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

               The Information Agent for the Offer to Exchange is:

                             D. F. King & Co., Inc.

           U.S. and Canada                                            Europe
           77 Water Street                           No. 2 London Wall Buildings, 2nd Floor
        New York, New York 10005                                   London Wall
Banks and Brokers Call Collect: 1-212-269-5550           London EC2M 5PP, United Kingdom
   All Others Call Toll-Free: 1-800-755-7250               Tel.: +(44) 20 7920 9700

                      The Dealer Manager for the Offer is:

                              Salomon Smith Barney
                              388 Greenwich Street
                            New York, New York 10013
                         Call Toll-Free: (888) 328-4596

April 15, 2002